UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at June 27, 2006

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 27, 2006

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

KENNECOTT TO ACQUIRE 9.9% OF NORTHERN DYNASTY

June 27, 2006, Vancouver, B.C. - Northern Dynasty Minerals Ltd. (AMEX:NAK; TSX Venture: NDM), announces that Kennecott Canada Exploration Inc., an affiliate of international mining company Rio Tinto plc, has signed an agreement to purchase 8,745,845 Northern Dynasty shares at C$10 each for aggregate proceeds of C$87,458,450. This investment will give Kennecott approximately a 9.9% interest in Northern Dynasty's issued share capital and does not involve any direct property rights. Northern Dynasty is developing the world class Pebble Copper-Gold-Molybdenum Project in southwestern Alaska, USA.

The share purchase agreement also provides Kennecott with a right of first refusal to participate in up to 50% of future share placements by Northern Dynasty, subject to customary exceptions, until Kennecott reaches 19.9% of Northern Dynasty's outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first.. Kennecott also has the right to second up to three technical advisors to complement Northern Dynasty's project management team. Kennecott is based in North America and is part of the Rio Tinto group. Rio Tinto is a world leader in the mining industry.

Completion of the share purchase agreement is unconditional, except for customary closing deliveries and normal course acceptances by securities regulatory authorities at the American Stock Exchange and TSX Venture Exchange. The common shares purchased will be subject to a four-month resale restricted period in Canadian jurisdictions and subject to Rule 144 restrictions in the United States.

Northern Dynasty Minerals Ltd is the parent company of Northern Dynasty Mines Inc., a US company that is advancing the Pebble Project towards permitting and operations. The copper, gold and molybdenum resources of the estimated 4.1 billion tonne, open pit style Pebble West deposit and the estimated 1.8 billion tonne, underground style Pebble East deposit rank with the most important metal accumulations in the world. The Pebble East deposit, discovered in 2005, is open to further expansion and multi-rig, step out drilling recently commenced. Northern Dynasty has been engaged in comprehensive engineering, environmental and socioeconomic studies on the Pebble West deposit since 2004. Northern Dynasty is currently expanding this work to include the Pebble East deposit in order to create an integrated development plan for the Project.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President & CEO

Forward Looking and other Cautionary Information

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address completion of financings, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the need for permits and approvals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.